September 9, 2024

Allen Baharaff
Chief Executive Officer
Galmed Pharmaceuticals Ltd.
c/o Meitar Law Offices Abba Hillel Silver Rd.
Ramat Gan 5250608 Israel

       Re: Galmed Pharmaceuticals Ltd.
           Registration Statement on Form F-1
           Filed August 30, 2024
           File No. 333-281878
Dear Allen Baharaff:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Michael Soumas